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March 21, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Keira Nakada
Mr. Doug Jones
Ms. Jennie Beysolow
Ms. Lilyanna Peyser

Re:	Autozi Internet Technology (Global) Ltd.
Response to the Staff’s Comments on
Amendment No.2 to the Registration Statement on Form F-1
Filed on November 27, 2023 (File No. 333-273166)

Dear Ms. Nakada, Mr. Jones, Ms. Beysolow, and Ms. Peyser:

On behalf of our client, Autozi Internet Technology (Global) Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 18, 2023 on the Company’s amendment No.2 to the Registration Statement on Form F-1 filed on November 27, 2023 (the “Amendment No.2”). Concurrently with the submission of this letter, the Company is filing amendment No.3 to the Registration Statement on Form F-1 (the “Amendment No.3”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.3.

The Company plans to launch the offering around the end of March 2024 and appreciates if the Staff could expedite the reviewing process and issue comments (if any) as soon as possible. The Company greatly appreciates the Commission’s continuing assistance and support in meeting this timetable.

Permissions and Approvals for our Business Operation and Securities Offering, page 6

1.

Please revise to disclose the status of the information filing for your new car sales operation in the national automotive circulation information management system, or explain why this disclosure is no longer required. In this regard, we note that you have removed related references and risk factor disclosure.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.3 on pages 7, and 77 in accordance with the Staff’s instructions.

Risk Factors

Risks Related to Doing Business in China

We may be materially adversely affected if our shareholders…, page 72

2.

Please revise to disclose the status of your PRC corporate shareholders application to receive the Overseas Investment Certificate for Enterprises or the Notification to Record filing, or tell us why this disclosure is not required.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.3 on page 73 in accordance with the Staff’s instructions.

Compensation of Directors and Officers, page 198

3.	Please update this disclosure for your most recently completed fiscal year. Refer to Item 6.B of Form 20-F.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.3 on page 191 in accordance with the Staff’s instructions.

The Company respectfully submits that the CSRC published the notification of its approval of the Company’s completion of the required filing procedures of this offering on January 2, 2024, and the Company has globally revised the disclosure in the Amendment No.3.

If you have any questions regarding the Amendment No.3, please contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc: Yang Ge

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